UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 AUGUST 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

         (1) The CUSIP Number corresponds to the Issuer's American Depository Shares (individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.


                               Page 1 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                5,081,033
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        5,081,033
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,081,033
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.8%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account. Does not include
(i) 565,517 Ordinary Shares and (ii) options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days of August 30, 2006, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares"). See also Item 5.

o Excludes the CIEH Shares.


                               Page 3 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 4 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 5 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 6 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 7 of 10 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF               0
SHARES             -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                6,712,047 *
EACH               -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        6,712,047 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,712,047 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


----------

* Includes (i) 5,081,033 Ordinary Shares held by DIC and (ii) 800 Ordinary Shares held by a subsidiary of CIEH for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 8 of 10 pages

     This amendment No. 3 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Initial Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (as amended from time to time, the "Statement"). The Initial Reporting Persons together with Discount Investment Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 4, 5, 6 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

As of August 30, 2006:

     o IDB Development owned approximately 76% of the outstanding shares of DIC.

     o In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, and Ganden Holdings itself owned directly approximately 11.7% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden and Ganden Holdings were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding are the same as set forth in Schedules A, B and C, respectively, attached to amendment No. 2 of the Statement and incorporated herein by reference, except that Mr. Rolando Eisen and Mr. Shmuel Lachman ceased to be directors of IDB Holding.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

On August 30, 2006, DIC commenced a tender offer to purchase up to 890,000 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares, each of which represents 0.20 of an Ordinary Share) on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2006 (including Annex D thereto, the "Offer Document"). A copy of the Offer Document is filed as Exhibit 1 to this amendment No. 3 and is incorporated by reference herein.

On August 30, 2006, DIC issued a press release announcing that it had commenced the tender offer referred to above. A copy of the press release is filed as
Exhibit 2 to this amendment No. 3 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,487,953 Ordinary Shares outstanding as of August 30, 2006 (excluding 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of August 30, 2006:


                               Page 9 of 10 pages

     DIC directly owns 5,081,033 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 30.8% of the Ordinary Shares outstanding. The 5,081,033 Ordinary Shares do not include 672,174 Ordinary Shares which DIC may be required to purchase pursuant to Anfield's put option described in Item 4 of amendment No. 2 of the Statement, and up to 485,195 Ordinary Shares which DIC may be required to purchase pursuant to the Management Option described in Item 4 of amendment No. 1 of the Statement.

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.9% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 5,081,033 Ordinary Shares owned by DIC, and the 800 Ordinary Shares held by a subsidiary of CIEH for its own account. As a result, IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 6,712,047 Ordinary Shares in the aggregate, constituting approximately 40.7% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 6,712,047 Ordinary Shares beneficially owned by DIC and IDB Development, constituting approximately 40.7% of the Ordinary Shares then outstanding.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of August 30, 2006 any Ordinary Shares.

     (c) The Reporting Persons have not effected any transactions in the Ordinary Shares, and information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Development and IDB Holding purchased or sold any Ordinary Shares, during the period following the date of the event which required the filing of the previous amendment of the Statement, namely from July 4, 2006 through August 30, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except for the Offer Document described in Item 4 above, which description is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Offer Document, dated August 30, 2006 (incorporated by reference to Exhibits (a)(1) and (a)(2) to the Form CB filed by DIC with the Securities and Exchange Commission on August 30, 2006)

Exhibit 2: Press Release, dated August 30, 2006 (incorporated by reference to Exhibit (a)(10) to the Form CB filed by DIC with the Securities and Exchange Commission on August 30, 2006)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment No. 3 is true, complete and correct.

Dated: September 7, 2006

                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: Discount Investment Corporation Ltd.

                                   (signed)

                    By: _______________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 4 through 9 to amendment No. 2 of the Statement.



                              Page 10 of 10 pages